
Mail Stop 3561

September 6, 2017

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd.
15/F, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000

> **Re:** **Secoo Holding Ltd**
> **Registration Statement on Form F-1**
> **Filed August 25, 2017**
> **File No. 333-220174**

Dear Rixue Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

One of our existing shareholders has substantial influence…, page 33

1. We note your indication that under the new memorandum and articles of association that you expect to adopt, your board of directors will not be able to form a quorum without Mr. Li for so long as Mr. Li remains a director. In an appropriate place in your prospectus, please disclose the ramifications this provision will have on your Board of Directors.

Shareholders Agreement, page 158

2. Please update this section to discuss the shareholder agreements referenced on page 149 related to the new memorandum and articles of association to adopt a dual class voting

structure. In this regard, please also file such shareholders agreement prior to effectiveness.

Exhibit 5.1

3. It appears that the assumptions in paragraph 2.3 of the opinion include conclusions of law that are inappropriate. Also, counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Please obtain a revised opinion of counsel that removes such assumptions. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP